Exhibit 99.1

19 July 2004	James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	4th Floor, Atrium, Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands Telephone: 31-20-301 2980 Fax: 31-20-404 2544

Dear Sir/Madam

James Hardie will conduct a management briefing of its 1st Quarter FY05 Results on Tuesday, 10 August 2004.

The management briefing will commence at 11.00am via a teleconference and audio webcast which will be available on the following:

Domestic: 02 9423 1645
International: +61 2 9423 1645
URL: http://events.genesysrichmedia.com/jameshardie/2004/08/10/

Yours faithfully

/s/ Steve Ashe

STEVE ASHE
VICE-PRESIDENT, INVESTOR RELATIONS